UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

8-68628

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                          MM/DD/YY                                     MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ministry Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1 Pointe Drive Suite 205
                                          (No. and Street)

| Brea | CA | 92821 |
|------|------|------|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Darren Thompson | 714-459-5398 | darren.thompson@mpsecuritiesllc.com |
|------|------|------|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Hutchinson & Bloodgood LLP
(Name – if individual, state last, first, and middle name)

| 550 N. Brand Blvd 4th Floor | Glendale | CA | 91203 |
|------|------|------|------|
| (Address) | (City) | (State) | (Zip Code) |
| 09/29/2003 | | 261 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _Daniel Elude_ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Ministry Partners Securities, LLC_ _____, as of _12/31_ _____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SM

Signature _Daniel Elude_

Title:
Financial and Operations Principal

_See attached certificate_
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA JURAT** **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 26th day of February, 2026, by
*Date* *Month* *Year*

(1) Daniel Flude

(and (2) ______________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SOTHINET MURPHY
Notary Public - California
Orange County
Commission # 2413925
My Comm. Expires Sep 20, 2026

Signature ______________________
*Signature of Notary Public*

*Place Notary Seal and/or Stamp Above*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: no date Number of Pages: 36

Signer(s) Other Than Named Above: no other signers

# Ministry Partners Securities, LLC

Financial Statements

For years ended December 31, 2025 and 2024

**MINISTRY PARTNERS SECURITIES, LLC**

**TABLE OF CONTENTS**



YOUR PARTNER FOR SUCCESS
SINCE 1922

(818) 637 - 5000
500 North Brand Blvd., Suite 800
Glendale, CA 91203

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ministry Partners Securities, LLC
Brea, California

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the "Company") as of December 31, 2025 and 2024, the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principle s generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

Schedule I – Computation of Net Capital, Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental Information. In forming our opinion on the supplemental Information, we evaluated whether the supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I – Computation of Net Capital, Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Hutchinson and Bloodgood LLP*

We have served as the Company's auditor since 2011.

Glendale, California
February 26, 2026

**MINISTRY PARTNERS SECURITIES, LLC**

Statements of Financial Condition
December 31, 2025 and 2024

|  | 2025 | 2024 |
|---|---|---|
| **Assets** | | |
| Cash | $ 1,906,502 | $ 1,214,440 |
| Cash, restricted | 65,145 | 50,371 |
| Other investments | 1,098,082 | 1,081,968 |
| Commissions and fees receivable | 23,893 | 17,743 |
| Concessions due from related party | 97,125 | 125,708 |
| Property and equipment, net | 1,025 | 1,610 |
| Other assets | 157,758 | 99,685 |
| Total assets | $ 3,349,530 | $ 2,591,525 |
| **Liabilities and Equity** | | |
| **Liabilities** | | |
| Accounts payable | $ 36,280 | $ 45,809 |
| Due to related party | 52,460 | 54,267 |
| Accrued compensation | 143,661 | 153,720 |
| Lease liabilities | 72,246 | 10,031 |
| Total liabilities | 304,647 | 263,827 |
| **Member's equity** | | |
| Common ownership | (1,100,000) | (1,100,000) |
| Accumulated earnings | 4,144,883 | 3,427,698 |
| **Total member's equity** | 3,044,883 | 2,327,698 |
| **Total liabilities and member's equity** | $ 3,349,530 | $ 2,591,525 |

*The Notes to Financial Statements are an integral part of these financial statements.*

**MINISTRY PARTNERS SECURITIES, LLC**

Statements of Income
Years ended December 31, 2025 and 2024

|  | 2025 | 2024 |
|---|---|---|
| **Revenue** | | |
| Security Commissions | $ 83,862 | $ 120,796 |
| Profits from underwriting and selling groups | 1,142,927 | 1,142,010 |
| Revenue from sale of investment company shares | 68,897 | 87,063 |
| Fees for account supervision, investment advisory and administrative services | 455,070 | 386,636 |
| Other insurance product revenue | 148,282 | 148,461 |
| Fees from affiliated party | 50,000 | 50,000 |
| Interest income from cash accounts | 74,693 | 177,026 |
| Income from other investments | 16,113 | 30,441 |
| Other revenue | 24 | 61,690 |
| Total revenue | 2,039,868 | 2,204,123 |
| **Expenses** | | |
| Salaries and benefits | 749,029 | 779,828 |
| Marketing and promotion | 23,842 | 17,872 |
| Clearing expenses | 59,975 | 60,176 |
| Office occupancy | 48,097 | 57,920 |
| Referral fees | 101,821 | 137,587 |
| Office operations and other expenses | 273,744 | 328,313 |
| Professional fees | 59,375 | 144,500 |
| Total expenses | 1,315,833 | 1,526,196 |
| Income before provision for income taxes and state fees | 723,985 | 677,927 |
| Provision for income taxes and state fees | 6,800 | 6,800 |
| **Net income** | $ 717,185 | $ 671,127 |

*The Notes to Financial Statements are an integral part of these financial statements.*

**MINISTRY PARTNERS SECURITIES, LLC**

Statements of Member's Equity
Years ended December 31, 2025 and 2024

| | Common Ownership Amount | | Accumulated Earnings | | Total | |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2023** | $ | 1,900,000 | $ | 2,756,571 | $ | 4,656,571 |
| Capital withdrawal | | (3,000,000) | | — | | (3,000,000) |
| Net income | | — | | 671,127 | | 671,127 |
| **Balance, December 31, 2024** | $ | (1,100,000) | $ | 3,427,698 | $ | 2,327,698 |
| Net income | | — | | 717,185 | | 717,185 |
| **Balance, December 31, 2025** | $ | (1,100,000) | $ | 4,144,883 | $ | 3,044,883 |

*The Notes to Financial Statements are an integral part of these financial statements.*

**MINISTRY PARTNERS SECURITIES, LLC**

Statements of Cash Flows
Years ended December 31, 2025 and 2024

|  | 2025 | 2024 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ 717,185 | $ 671,127 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Gain on other investments | (16,113) | (30,441) |
| Depreciation and amortization | 585 | 657 |
| Net change in: | | |
| Receivables | 22,433 | 58,848 |
| Other assets | (58,074) | (37,131) |
| Accounts payable and accrued expenses | 40,820 | (56,407) |
| Net cash provided by operating activities | 706,836 | 606,653 |
| **Cash Flows from Investing Activities** | | |
| Purchase of furniture and equipment | — | (1,604) |
| Net cash used by investing activities | — | (1,604) |
| **Cash Flows from Financing Activities** | | |
| Capital withdrawals | — | (3,000,000) |
| Net cash used by financing activities | — | (3,000,000) |
| Net increase (decrease) in cash | 706,836 | (2,394,951) |
| **Cash and restricted cash, beginning** | 1,264,811 | 3,659,762 |
| **Cash and restricted cash, ending** | $ 1,971,647 | $ 1,264,811 |
| **Supplemental Disclosures of Cash Flow Information** | | |
| Income taxes and state fees paid | $ 6,800 | $ 6,800 |

*The Notes to Financial Statements are an integral part of these financial statements.*

Notes to Financial Statements
December 31, 2025 and 2024

**NOTE 1.**     **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Nature of Business:** Ministry Partners Securities, LLC was formed in California as a limited liability company on April 26, 2010. The Company is wholly-owned by Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, CA, Glendora, CA, Fresno, CA, Nampa, ID, and Boise, ID. As used in this annual report, the terms "we", "us", "our" or the "Company" means Ministry Partners Securities, LLC.

The Company is a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). In addition, the Company holds a resident license from the California Department of Insurance to act as an Insurance Producer under the name Ministry Partners Insurance Agency, LLC (MPIA).

The Company provides securities brokerage services to credit unions, credit union service organizations, and the customers and institutions they serve. The Company also acts as a selling agent for MPIC's debt securities offered through both public and private note offerings. As a non-carrying broker, the Company opens brokerage accounts for its customers through its clearing firm agreement with Royal Bank of Canada Correspondent Services (RBC). The Company also conducts direct business with mutual fund companies and insurance carriers.

Due to its broad offering of products and professional services, the Company is directly regulated by the following federal and state entities: the Securities and Exchange Commission (SEC), FINRA, the California Department of Financial Protection and Innovation, and the California Department of Insurance. In addition, the Company is licensed with the state insurance or securities divisions in all states in which it conducts business. Through December 31, 2025, the Company was licensed for insurance in 16 states and for investments in 26 states.

**Basis of Accounting and Revenue Recognition:** The Company presents the accompanying financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

**Revenue Recognition:** Non-interest income includes revenue from various types of transactions and services provided to customers. Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct. Our performance obligations to our customers are generally satisfied when we transfer the promised good or service to our customer, at a point either in time or over time. The Company recognizes revenue from a performance obligation that is transferred at a point in time

when the customer obtains control over the promised good or service. Revenue from our performance obligations satisfied over time are recognized in a manner that depicts our performance in transferring control of the good or service, which is generally measured based on time elapsed, as our customers simultaneously receive and consume the benefit of our services as they are provided.

Payment for the majority of our services is considered to be variable consideration, as the amount of revenues we expect to receive is subject to factors outside of our control, including market conditions. Variable considerations are only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved.

*Revenue from affiliated parties:* These revenues are earned based on agreements between the Company and its parent company, MPIC. Transactional concessions are earned when the Company completes the sale of a note or certificate offered by MPIC (see Note 8, Profits from Underwriting and Selling Groups). The Company recognizes revenue on the trade date, which is when the Company has satisfied its performance obligation with respect to the sale. The agreements between the Company and MPIC also provide for concessions to be earned based on the average monthly assets under management for various offerings. These revenues are calculated and recognized on a monthly basis.

Other fees earned from MPIC are recognized based on the contract under which they arose. Fees were based on an Administrative Services Agreement that began in January 2024 and was continued in 2025. Revenue earned under these agreements were recognized over the life of the contract on a monthly basis as the services were rendered.

*Revenue from unaffiliated parties:* Revenue from unaffiliated parties comprises security commissions, sale of investment company shares, insurance product revenue, and advisory fee income. Security commission revenue represents the sale of over-the-counter stock, unit investment trusts, United States government-backed securities, and variable annuities. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company also earns revenue from the management of variable annuity assets, which is recognized monthly, as earned, based on the average assets.

Revenue from the sale of investment company shares consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are typically recognized periodically based on average assets under management.

Other insurance product revenue represents the sale of fixed annuities and other life insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company also earns trail revenue from fixed annuity assets, which is recognized monthly, as earned, based on the average assets.

Advisory fees are generally recognized over time as services are rendered and are based on either a percentage of the market value of the assets under management or fixed based on the services provided to the client. The Company's execution of these services represents its related performance obligations. Fees are either calculated quarterly or monthly. Monthly fees are paid in arrears in the month after the performance obligation is performed. Monthly fees are accrued for in the period the performance obligation is fulfilled. Quarterly fees are usually collected at the beginning of the period from the client's account and recognized ratably over the related billing period as the performance obligation is fulfilled. For fees that are fixed based on services provided to the client, the Company recognizes revenue when its performance obligations are satisfied.

**Use of Estimates:** The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash, Cash Equivalents, and Restricted Cash**: Cash equivalents include time deposits and all highly liquid debt instruments with original maturities of three months or less as well as demand deposits. The Company has demand deposit accounts.

The Federal Deposit Insurance Corporation insures a portion of cash held by the Company at financial institutions. The Company keeps cash balances that exceeds insured limits. Management does not expect to incur losses in these cash accounts.

The Company maintains cash accounts with RBC as part of its clearing agreement, and with the Central Registration Depository (CRD) for regulatory purposes. The cash in these accounts is restricted cash and management classifies it as such on our balance sheet.

**Other Investments**: In June 2022, the Company purchased two ten-year fixed annuities from insurance companies. These annuities each carry unique features, including guaranteed fixed income components, variable income components, premium bonuses, and potential withdrawal charges. The Company carries these investments at cost and adjusts for guaranteed income when such income is realized. The principal balances of these annuities are guaranteed but are not insured; however, management does not anticipate losses.

**Property and Equipment:** Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (three to five years) of the assets.

**Income Taxes:** The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. The Company files its returns on a consolidated basis with its parent company, MPIC.  For state purposes, the Company is subject to the State of California LLC gross receipts fee and the state minimum tax. For the years ended December 31, 2025 and 2024, the Company was subject to gross receipts fees of $6,000 in each year, in addition to the $800 minimum tax.

**NOTE 2.**   **RELATED PARTY TRANSACTIONS**

**Transactions with MPIC:**

The Company entered into an Administrative Services Agreement with MPIC, which stipulates that MPIC will provide certain facilities and services to the Company. The Agreement automatically renews for one-year periods unless either party provides written notice to the other party at least three months prior to the end of the term or the termination date of any renewal term thereafter. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on estimates of actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. As of December 31, 2025 and 2024, the Company had accrued $52,460 and $54,267, respectively, for unpaid expenses. Total expenses recorded under this agreement were $876,740 and $1,077,754 for the years ended December 31, 2025 and December 31, 2024, respectively.  In addition, the Administrative Services Agreement stipulates that the Company provide ministerial, compliance, marketing, operational, and investor relations related services regarding MPIC's investor note program over the term of the agreement. For these services MPIC paid the Company $50,000 during 2025 and 2024.

During the years ended December 31, 2025 and 2024, the Company sold securities issued by MPIC and received concessions for these sales. See NOTE 8, PROFITS FROM UNDERWRITING AND SELLING GROUPS, for further explanation of these transactions.

The Company's Board of Managers comprises three individuals, all of whom are members of the Board of Managers of MPIC.

**Transactions with AdelFi Credit Union ("AdelFi"):**

AdelFi, formerly Evangelical Christian Credit Union, is part owner of the Company's parent company, MPIC. The Company has a networking agreement with AdelFi pursuant to which the Company assigns one or more registered sales representatives to clients referred by AdelFi and offers investment products, investment advisory services, insurance products, annuities and mutual fund investments to AdelFi's members. The networking agreement may be terminated by either AdelFi or the Company without cause upon thirty days prior written notice. The Company expensed $11,678 and $13,061 in referral fees due to AdelFi under the terms of this agreement during the years ended December 31, 2025 and 2024, respectively.

**Transactions with Americas Christian Credit Union ("ACCU"):**

ACCU is part owner of MPIC, the Company's parent company. The Company has a networking agreement with ACCU pursuant to which the Company assigns one or more registered sales representatives to one or more locations designated by ACCU to offer investment products, investment advisory services, insurance products, annuities, and mutual fund investments to ACCU members. The Company has agreed to offer only those investment products and services that have been approved by ACCU's management or its Board of Directors and to comply with applicable investor suitability standards required by federal and state securities laws and regulations. The Company offers these products and services to ACCU members in accordance with NCUA rules and regulations and in compliance with its membership agreement with FINRA. The Company has agreed to compensate ACCU for permitting it to use the designated location to offer such products and services to ACCU members under an arrangement that will entitle ACCU to be paid a percentage of total revenue received by the Company from transactions conducted for or on behalf of ACCU members. The networking agreement may be terminated by either ACCU or the Company without cause upon thirty days prior written notice. The Company expensed $84,128 and $104,961 in referral fees under the terms of this agreement during the years ended December 31, 2025 and 2024, respectively.

ACCU has also used the Company's brokerage services to purchase investments in mutual fund products. The Company earned commissions on these transactions of $22,445 and $30,177 during the years ended December 31, 2025 and December 31, 2024, respectively.

**Transactions with Kane County Teachers Credit Union ("KCTCU"):**

The chairperson of the Company's Board of Managers is also the chairperson of the Company's parent, MPIC, and was formerly the Chief Executive Officer of KCTCU. The Company entered into a networking agreement with KCTCU in November 2019 which was terminated in 2025. Under the terms of the agreement, KCTCU employees who were also licensed and registered with the Company offered investment and insurance services, as well as financial planning to KCTCU members. In addition, KCTCU could refer its members to the Company for investment and insurance services, as well as financial planning. As stipulated in the agreement, the Company remitted a proportional share of the resultant revenue to KCTCU when their members utilized the investment, insurance, or financial planning services of the Company. The Company recognized $5,568 and $19,165 in referral fees due to KCTCU under the terms of this agreement during the years ended December 31, 2025 and 2024, respectively.

**NOTE 3.    RESTRICTED CASH**

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the amounts shown in the statement of cash flows as of December 31:

| | 2025 | 2024 |
|---|---|---|
| Cash and cash equivalents | $ 1,906,502 | $ 1,214,440 |
| Restricted cash | | |
| Restricted cash at RBC | 50,000 | 50,000 |
| Restricted CRD account | 15,145 | 371 |
| Total restricted cash | 65,145 | 50,371 |
| Total cash, cash equivalents, and restricted cash shown in the statement of cash flows | $ 1,971,647 | $ 1,264,811 |

Amounts included in restricted cash represent funds the Company is required to set aside in its CRD account with FINRA. Also included are funds the Company has deposited with RBC as clearing deposits. The Company may only use the CRD funds for certain fees charged by FINRA. These fees are to maintain the membership status of the Company or are related to the licensing of registered and associated persons of the Company.

**NOTE 4. PROPERTY AND EQUIPMENT, NET**

Property and equipment at December 31 consisted of the following:

| | 2025 | 2024 |
|---|---|---|
| Furniture, fixtures and equipment | $ 52,990 | $ 52,990 |
| Less accumulated depreciation | 51,965 | 51,380 |
| Property and equipment, net | $ 1,025 | $ 1,610 |

| | For the years ended | |
|---|---|---|
| | December 31, 2025 | December 31, 2024 |
| Depreciation and amortization expense | $ 585 | $ 657 |

**NOTE 5. RESERVE REQUIREMENTS**

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to SEC rules 15c3-1(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

**NOTE 6. NET CAPITAL REQUIREMENT**

The Company is subject to the SEC's net capital rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.667% of aggregate indebtedness. As of December 31, 2025, the Company had net capital of $1,684,620 which was $1,668,970 in excess of its required net capital of $15,650. As of December 31, 2024, the Company had net capital of $987,033 which was $970,095 in excess of its required net capital of $16,938.

**NOTE 7. REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS**

In accordance with our accounting, the following table separates revenue from contracts with customers into categories that are based on the nature, amount, timing, and uncertainty of revenue and cash flows associated with each product and distribution channel. Descriptions of the different categories of revenue are presented in detail in Note 1, aside from other revenue, comprising interest income and other non-contract related fees, which do not fall under the scope of ASC 606.

|  | | Year ended December 31, 2025 | | |
|---|---|---|---|---|
| Affiliated | | Transactional | AUM | Total |
| Concessions from underwriting and selling groups | $ | 606,525 | $ 536,402 | $ 1,142,927 |
| Other fees | | — | 50,000 | 50,000 |
| Total revenue from affiliated parties | | 606,525 | 586,402 | 1,192,927 |
| Unaffiliated | | | | |
| Security commissions | | 33,439 | 50,423 | 83,862 |
| Sale of investment company shares | | 4,780 | 64,117 | 68,897 |
| Other insurance product revenue | | 106,071 | 42,211 | 148,282 |
| Advisory fee income | | — | 455,070 | 455,070 |
| Other commissions | | 24 | — | 24 |
| Total revenue from unaffiliated parties | | 144,314 | 611,821 | 756,135 |
| Total revenue from contracts with customers | | 750,839 | 1,198,223 | 1,949,062 |
| Other revenue within scope of ASC 606 | | | | |
| Income from other investments | | — | 16,113 | 16,113 |
| Revenue not within scope of ASC 606 | | | | |
| Other revenue | | — | 74,693 | 74,693 |
| Total revenue | $ | 750,839 | $ 1,289,029 | $ 2,039,868 |

|  | | Year ended December 31, 2024 | | |
|---|---|---|---|---|
| Affiliated | | Transactional | AUM | Total |
| Concessions from underwriting and selling groups | $ | 622,783 | $ 519,227 | $ 1,142,010 |
| Other fees | | — | 50,000 | 50,000 |
| Total revenue from affiliated parties | | 622,783 | 569,227 | 1,192,010 |
| Unaffiliated | | | | |
| Security commissions | | 59,570 | 61,226 | 120,796 |
| Sale of investment company shares | | 15,302 | 71,761 | 87,063 |
| Other insurance product revenue | | 100,784 | 47,677 | 148,461 |
| Advisory fee income | | — | 386,636 | 386,636 |
| Other commissions | | 90 | — | 90 |
| Total revenue from unaffiliated parties | | 175,746 | 567,300 | 743,046 |
| Total revenue from contracts with customers | | 798,529 | 1,136,527 | 1,935,056 |
| Other revenue within scope of ASC 606 | | | | |
| Income from other investments | | — | 30,441 | 30,441 |
| Revenue not within scope of ASC 606 | | | | |
| Other revenue | | 61,600 | 177,026 | 238,626 |
| Total revenue | $ | 860,129 | $ 1,343,994 | $ 2,204,123 |

MINISTRY PARTNERS SECURITIES, LLC

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**NOTE 8.    PROFITS FROM UNDERWRITING AND SELLING GROUPS**

Profits from underwriting and selling groups include concession income, account servicing fees, and processing fees related to the sale of MPIC debt securities. On January 15, 2015, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2015 Secured Investment Certificates (the Secured Certificates). The Secured Certificates were offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the SEC.

In January 2015, the Company began acting as a participating broker and managing broker in MPIC's Class 1 Notes Offering, an offering of debt securities under a prospectus filed with the SEC. The Company also has entered into agreements with MPIC to act as a participating selling broker for MPIC's Subordinated Capital Notes as well as its International Notes.

In February 2018, the Company entered into an amended managing broker agreement with MPIC when it filed a prospectus for a new note offering, the Class 1A notes. The agreement sets the concessions and fees the Company receives for selling, processing, and servicing MPIC's Class 1A Notes. Concessions are paid at a rate equal to 1.50% of the aggregate amount of the initial principal balance of the note sold. No concessions revenue is paid for additional deposits into existing Class 1A Notes. As the Class 1A note prospectus expired on December 31, 2020, no concession income was recognized from the sale of Class 1A Notes during the years ended December 31, 2025 and 2024.  An account servicing fee is paid to the Company at a rate equal to 1% of the outstanding note balance beginning 12 months after the note sale. Total account servicing fees were $7,032 and $52,491 during the years ended December 31, 2025 and December 31, 2024, respectively. The aggregate of all fees paid to the Company is not to exceed 5.5% on the Class 1A Note per terms of the Class 1A Registration Statement.

In January 2021, the Company entered into a new managing broker agreement with MPIC when it filed a prospectus for its latest note offering, the 2021 Class A notes.  The new agreement carries the same terms as the Class 1A note agreement as described above.  An account servicing fee is paid to the Company at a rate equal to 1% of the outstanding note balance beginning 12 months after the note sale. Total account servicing fees were $220,422 and $275,318 during the years ended December 31, 2025 and December 31, 2024, respectively. The aggregate of all fees paid to the Company is not to exceed 5.5% on the 2021 Class A Notes per terms of the 2021 Class A Registration Statement.

In January 2024, the Company entered into a managing broker agreement with MPIC when it filed a prospectus for its latest note offering, the 2024 Class A notes.  The agreement carries the same terms as the 2021 Class A note agreement as described above.  The Company recognized $489,777 in concession income from the sale of 2024 Class A Notes during the year ended December 31, 2025 and $470,484 in concession income from the sale of 2024 Class A Notes

during the year ended December 31, 2024. An account servicing fee is paid to the Company at a rate equal to 1% of the outstanding note balance beginning 12 months after the note sale. The Company recognized $57,319 in account servicing fees during the year ended December 31, 2025. The aggregate of all fees paid to the Company is not to exceed 5.5% on the 2024 Class A Notes per terms of the 2024 Class A Registration Statement.

The Company continues to recognize concessions income on notes sold under MPIC's private offerings based on the AUM compensation structure established in September 2017. The Company recognized $252,004 and $191,417 in income on concessions for notes sold under private offerings during the years ended December 31, 2025 and December 31, 2024, respectively.

The Company also earns a 0.50% processing fee on the purchase of any note sold for MPIC. Total processing fees earned during the years ended December 31, 2025 and December 31, 2024 were $116,372 and $152,299, respectively.

In total, the Company recognized revenues from underwriting and selling groups of $1,142,927 and $1,142,010 related to MPIC securities sold during the years ended December 31, 2025 and 2024, respectively.

## NOTE 9.   OTHER PRODUCT SALES

Total Security Commissions include commissions on variable annuities, variable annuity trails, over-the-counter (OTC) stock investments, 401(k) plans, 529 plans, fixed income investments, agency transactions and real estate investment trust ("REIT") investments. Revenue from sale of registered investment company (mutual fund) shares includes commission income from the sale of mutual funds and 12b-1 fees. The Company recognized commission income and 12b-1 fees related to mutual fund sales of $68,897 and $87,063 during the years ended December 31, 2025 and December 31, 2024, respectively. Fees for account supervision, investment advisory and administrative services include advisory fee income.

The Company has entered into selling agreements with a number of companies to sell investments in mutual funds and REITs, and investments for 401(k) plans and 529 plans. The Company receives sales commissions on these transactions according to the agreements signed with other broker-dealers. The Company has also earned commissions on the sale of stock and investments in Unit Investment Trusts (UITs) through RBC. RBC allows the Company's clients to purchase these products through a clearing broker-dealer.

MPIA sells fixed and variable annuities and receives commissions on these sales as well as trail commissions on continued investment in insurance products through companies with which the Company has selling agreements.  The Company also sells other security products, such as

government-backed securities, OTC stock, and unit investment trusts. The Company recognized security commission income on variable annuities and other securities of $83,862 and $120,796 during the years ended December 31, 2025 and December 31, 2024, respectively. The Company recognized commission income on the sale of other insurance products of $148,282 and $148,461 during the years ended December 31, 2025 and December 31, 2024, respectively.

The Company also earns investment advisory fees on customer investments made through the Harvest, Assetmark, and Camelot services platforms. The Company recognized advisory fee income of $455,070 and $386,636 during the years ended December 31, 2025 and 2024, respectively.

**NOTE 10.    LEASE COMMITMENTS**

The Company leases property in Fresno, California under an operating lease agreement that expires April 30, 2025. The Company is also charged for leased space in Brea, California based on an expense sharing agreement with its parent company, MPIC. The Company recognized total lease expense of $42,097 and $51,351 for the years ended December 31, 2025 and December 31, 2024, respectively. The Company operates branches in Glendora, California; Nampa, Idaho; and Boise, Idaho but uses office space in those locations as part of its networking agreements with ACCU and Northwest Christian Credit Union, and does not lease any property in those locations.

The table below presents information regarding our existing operating leases:

|  | For the years ended and as of December 31, | |
| --- | --- | --- |
|  | **2025** | **2024** |
| Lease cost | | |
| Operating lease cost | $ 29,865 | $ 28,859 |
| Other information | | |
| Cash paid for operating leases | 27,786 | 30,040 |
| Right-of-use assets obtained in exchange for operating lease liabilities | 71,928 | — |
| Weighted average remaining lease term (in years) | 2.58 | 0.33 |
| Weighted-average discount rate | 7.50 % | 3.50 % |

The following represents the expected future remaining lease payments under the current agreements for the years ending December 31,:

| | |
| --- | --- |
| 2026 | 30,312 |
| 2027 | 31,224 |
| 2028 | 18,214 |
| Total | $ 79,750 |

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**NOTE 11.   OTHER INVESTMENTS**

In June 2022, the Company entered into two indexed annuity insurance contracts whereby the insurance company guarantees a fixed rate of return in exchange for holding a deposit from the Company for the contracted period of ten years. The Company recognized $16,113 and $30,441 in income on these investments during the years ended December 31, 2025 and 2024, respectively. Additional information related to these investments is as follows:

| Investment Type | Maturity Date | Original Cost | Net Carrying Amount | Income for the years ended December 31, 2025 | December 31, 2024 |
|---|---|---|---|---|---|
| Fixed annuity | June 2032 | $  1,000,000 | $  1,098,082 | $  16,113 | $  30,441 |

**NOTE 12.   FAIR VALUE MEASUREMENTS**

The Company measures fair value on its annuity investments on a nonrecurring basis.  On these assets, the Company only makes fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  As the principal amounts and recognized income of the annuities is guaranteed, only impairment of the assets would indicate a degradation in their fair value. The Company concluded that no impairment of the annuity investments existed at December 31, 2025 and December 31, 2024.  As such, the Company has determined that the carrying value of its other investments approximates its fair value at December 31, 2025 and 2024.  Management's measurement of fair value of these instruments amounted to $1,098,082 and $1,081,968, respectively.

The Company classifies measurements of fair value within a hierarchy based upon inputs that give the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The Company has determined that these assets should be classified as level three assets within the hierarchy.  Level 3 inputs are unobservable and reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

**NOTE 13.   SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February XX, 2026, the date the financial statements were available to be issued. No events have occurred subsequent to December 31, 2025 through February XX, 2026 that would require adjustment to, or disclosure in, the financial statements.

# Supplemental Information

**MINISTRY PARTNERS SECURITIES, LLC**

Schedule I – Computation of Net Capital, Pursuant to Rule 15c3-1
December 31, 2025

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total Equity | $ | 3,044,883 |
| Less: Non-Allowable Assets | | 1,323,133 |
| Tentative Net Capital | | 1,721,750 |
| Less: Haircuts | | 37,130 |
| Net Capital | | 1,684,620 |

**Computation of Net Capital Requirement**

| | | | | |
|---|---|---:|---|---:|
| (A)  Minimum net capital based on aggregate indebtedness (6.667% of aggregate indebtedness) | $ | 15,650 | | |
| (B)  Minimum dollar requirement per 240.15c3-1 (a)(2)(vi) | $ | 5,000 | | |
| Net Capital requirement (greater of (A) or (B)) | | | | 15,650 |
| **Excess net capital** | | | $ | 1,668,970 |

**Non-Allowable Assets as of December 31, 2025**

| | | |
|---|---|---:|
| CRD account held with FINRA | | 15,145 |
| Other investments | | 1,098,082 |
| Other assets | | 62,265 |
| Concessions receivable | | 97,125 |
| Commissions and fees receivable | | 23,893 |
| Fixed assets | | 1,025 |
| Prepaid expenses | | 25,598 |
| Total non-allowable assets | $ | 1,323,133 |

| | | |
|---|---|---:|
| **Aggregate Indebtedness** | $ | 234,751 |
| Ratio of aggregate indebtedness to net capital | | 0.14 |

**Reconciliation to Form X-17A-5**

| | | |
|---|---|---:|
| Net Capital as reported on Form X-17A-5 (unaudited) | $ | 1,684,620 |
| Audit adjustments | | — |
| Net Capital per above | $ | 1,684,620 |

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2025.

Schedule II – Determination of Reserve Requirement, Pursuant to Rule 15c3-3
December 31, 2025

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III – Information Relating to Possession or Control Requirements, Pursuant to Rule 15c3-3
December 31, 2025

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provisions and as supported by footnote 74 to SEC Release 34-70073.

# Ministry Partners Securities, LLC

Exemption Review Report

For year ended December 31, 2025

**MINISTRY PARTNERS SECURITIES, LLC**

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**TABLE OF CONTENTS**

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YOUR PARTNER FOR SUCCESS
SINCE 1922

(818) 637 - 5000
500 North Brand Blvd., Suite 800
Glendale, CA 91203

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Ministry Partners Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provision), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Assertions Regarding Exemption Provisions because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions.  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii)  of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hutchinson and Bloodgood LLP

Glendale, California
February 26, 2026

1



MINISTRY PARTNERS™
INVESTMENT COMPANY, LLC

# Assertions Regarding Exemption Provisions

Ministry Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(ii).

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer and its agent and not the Company.

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period January 1, 2025 through December 31, 2025.

I, Daniel Flude, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Daniel Flude

Daniel Flude, Financial and Operations Principal
(Name and Title)

2/26/26
(Date)

1 Pointe Drive • Suite 205 • Brea, CA 92821
Fax: (714) 784-7140
E-Mail: info@ministrypartners.org
Toll Free Nationwide (800) 753-6742

# Ministry Partners Securities, LLC

Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

**MINISTRY PARTNERS SECURITIES, LLC**

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**TABLE OF CONTENTS**

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YOUR PARTNER FOR SUCCESS
SINCE 1922

(818) 637 - 5000
500 North Brand Blvd., Suite 800
Glendale, CA 91203

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES**

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Ministry Partners Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Hutchinson and Bloodgood LLP*

Glendale, California
February 26, 2026

**MINISTRY PARTNERS SECURITIES, LLC**

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Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year ended December 31, 2025

| Period Covered | Date Paid | Amount |
|---|---|---|
| General assessment reconciliation for the year ended December 31, 2025 | | $ 1,838 |
| | | |
| Payment schedule | | |
| SIPC-6 assessment | 7/29/2025 | 975 |
| SIPC-7 assessment | 2/18/2026 | 863 |
| | | 1,838 |
| | | $ — |